February 5, 2016

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:         SolarWinds, Inc.
SolarWinds Worldwide, LLC
               Registration Statement on Form S-3, File Nos. 333-192180 and 333-192180-01

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), SolarWinds, Inc. (“SolarWinds”) and SolarWinds Worldwide, LLC (“SolarWinds Worldwide” and, together with SolarWinds, the “Registrants”) hereby apply for withdrawal of the Registrants' Registration Statement on Form S-3 originally filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2013 (File Nos. 333-192180 and 333-192180-01), together with all exhibits thereto (collectively, the “Registration Statement”).

The Registrants are withdrawing the Registration Statement because on February 5, 2016, SolarWinds completed the merger contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 21, 2015, by and among SolarWinds, Project Aurora Holdings, LLC (“Parent”), and Project Aurora Merger Corp., a wholly owned subsidiary of Parent (“Merger Subsidiary”). Pursuant to the Merger Agreement, Project Aurora Merger Corp. merged with and into SolarWinds, with SolarWinds surviving the merger as wholly owned subsidiary of Parent. As a result, Registrants have determined that it is in the best interest to withdraw the Registration Statement at this time.

The Registrants have not issued and will not issue any securities under the Registration Statement. This letter confirms that, pursuant to Rule 477 under the Securities Act, the Registration Statement is hereby withdrawn.

Please contact the undersigned at 512-682-9300 if you have any questions regarding this matter.

Sincerely,

SolarWinds, Inc.

By:    /s/ KEVIN B. THOMPSON
Kevin B. Thompson
President and Chief Executive Officer

SolarWinds Worldwide, LLC

By:    /s/ KEVIN B. THOMPSON
Kevin B. Thompson
President and Chief Executive Officer